UNITED STATES ANTIMONY CORPORATION POST OFFICE BOX 643 THOMPSON FALLS, MONTANA 59873-0643 406-827-3523 406-827-3543 FAX tfl3543@blackfoot.net E-MAIL

                                                                                                           May 3, 2013

Securities and Exchange Commission
Washington, D.C., 20549

Re:	United States Antimony Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed January 8, 2013
Response submitted April 1, 2013
File No. 001-08675

Dear Sirs:

Set forth below is our response to your comment letter of  April 17,  2013, requesting that we amend our 2011 10K filing, or, if appropriate, provide additional information per our 2011 10K filing.

Amendment No. 1 to form 10K for Fiscal Year Ended December 31, 2011
Response to Item11, Executive Compensation, page 31

1)
The company does not have any outstanding grants of plan based awards.   Upon further reading of Item 402(p), we have concluded that the outstanding equity warrants issued to the CEO in a prior year as part of an agreement with him to make a loan to the Company should be included in a table.  It appears that the table is meant to disclose outstanding equity awards for service based compensation, and the equity award for making a Company may be construed as providing a service.

We propose to include the following table as required by Item 402(p) of Regulation S-K in an amended filing of our 2011 Form10K:

Outstanding Equity Awards
at Fiscal Year End
Option Awards
Name	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested
	Exercisable	Unexercisable
	#	#

John C. Lawrence	250,000	0	0	$0.25	None	None	None
(Chairman of the Board
of Directors and Chief
Executive Officer)

Stock Awards
	Number of Shares	Market Value of	Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
	of Stock That	Shares of Stock	Number of Unearned Shares	Number of Unearned Shares
	Have Not	That Have Not	Units or Other Rights That	Units or Other Rights That
Name	Vested	Vested	Have Not Vested	Have Not Vested
	None	N/A	None	None

The stock awards to John Lawrence and Russell Lawrence are not included in the table of Outstanding Equity Awards at Fiscal Year End because they have vested when issued.

Regarding Russell Lawrence, he has never received any stock based compensation except for his service as a Company director, which is disclosed in another table.

2)
We have reviewed the summary compensation table required by Item 402 (n)(2)(ix) and concluded that the  summary compensation table should include restricted options/awards since these amounts, although not connected to compensation as an officer, but were for services provided as a director of the Company, do qualify for inclusion as total compensation paid to officers from all sources.  We propose to include Russell Lawrence in this table due to his receipt of fees for service as a director, since the total compensation received as an officer and Director is in excess of $100,000.  We propose to include the summary compensation table and disclosure below:

Summary Compensation Table, Page 31

We will amend the summary compensation table required by Item 402(n) as follows:

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Stock Awards	All Other Compensation	Total
John C. Lawrence,	2011	$126,000	N/A	$5,538	$40,001	None	$171,539
President and Chief	2010	$102,500		$5,538	$13,520		$121,558
Executive Officer	2009	$100,000		$5,538	$6,500		$112,038
Russell Lawrence,	2011	$85,000	N/A		$40,001	None	$125,001
Vice President for	2010	$85,000			$13,520		$98,520
Latin America	2009	$85,000			$6,500		$91,500

(1)	Represents earned but unused vacation.

Compensation for all executive officers, except for the President/CEO position, is recommended to the compensation committee of the Board of Directors by the President/CEO.  The compensation committee makes the recommendation for the compensation of the President/CEO.  The compensation committee has identified a peer group of mining companies to aid in reviewing the President’s compensation recommendations for executives, and for reviewing the compensation of the President/CEO.  The full Board approves the compensation amounts recommended by the compensation committee. Currently, the executive managements’ compensation only includes base salary and health insurance.  The Company does not have annual performance based salary increases, long term performance based cash incentives, deferred compensation, retirement benefits, or disability benefits.

For 2011, the compensation committee reviewed the President’s salary, and determined that in comparison to other chief executives in the same industry and similar size companies, he was not adequately compensated.  It was determined by the compensation committee to raise the President’s base salary to $126,000 annually.

See amended disclosure in table above; sentence with “no executive officer received stock awards for their services as a company officer/executive for the years 2009 thru 2011” will be deleted.

The amounts included in the summary compensation table included in the 10K filed on March 14, 2012, for all other payouts were reimbursed expenses.  The CEO and other company officials use their own funds for travel costs, and often, in Mexico, have paid Company expenses for supplies, etc., and request reimbursements for these costs.  There is not any type of compensation that accrues to the Officer or Director due to these payments.  After considering the type of expenditure, it appeared that reimbursed expenses were not correct items to include in a table for reporting compensation to either the Directors or Officers.

John Gustaven did not receive compensation in excess of $100,000 in any year, and is therefore not included in the summary compensation table.

Response to  Item 12. Security Ownership of Certain Beneficial Owners and Management, page 31

We will add a column to the table of beneficial stock ownership to disclose percent of ownership all voting shares.  In addition, since there are no Series A Preferred Shares outstanding, the reference to them has been removed. We will calculate percentages for class and voting stock to be more precise. We will also add a summary of a class that includes all preferred and common voting share held by Officers and Directors. The following is the amended table:

Title of Class	Name and Address of Beneficial Owner(1)		Amount and Nature of Beneficial Ownership	Percent of Class(1)	Percent of all Voting Stock

Common stock	Reed Family Limited Partnership		3,918,335	6.6	6.4
	328 Adams Street
	Milton, MA 02186
Common stock	The Dugan Family		6,362,927(3)	10.7	10.4
	c/o A. W. Dugan
	1415 Louisiana Street, Suite 3100
	Houston, TX 77002

Series B Preferred	Excel Mineral Company		750,000(5)	100.0	N/A
	PO Box 3800
	Santa Barbara, CA 93130

Series C Preferred	Richard A. Woods		48,305(4)	27.1	*
	59 Penn Circle West
	Penn Plaza Apts.
	Pittsburgh, PA 15206
Series C Preferred	Dr. Warren A. Evans		48,305(4)	27.1	* 69 Ponfret Landing Road
	Brooklyn, CT 06234
Series C Preferred	Edward Robinson		32,203(4)	18.1	*
	1007 Spruce Street 1st Floor
	Philadelphia, PA 19107
Series C Preferred	All Series C Preferred Shareholders
	as a group		177,904(4)	100*

Common stock	John C. Lawrence		4,103,653(2)	6.9	6.7
Common stock	Russ Lawrence		156,000	*	*
Common stock	Leo Jackson		292,000	*	*
Common stock	Gary Babbitt		134,167	*	*
Common stock	Pat Dugan		156,000	*	*
Common stock	Matthew Keane		10,300	*	*
Common stock	Daniel Parks		4,500	*	*
Common Stock	All directors and executive
	officers as a group		4,856,620	8.2	7.9

Series D Preferred	John C. Lawrence		1,590,672(4)	90.8	2.6
Series D Preferred	Leo Jackson		102,000	5.8	*
Series D Preferred	Gary Babbit		58,333	3.4	*
Series D Preferred	All Series D Preferred Shareholders
	as a group		1,751,005(4) 1	00.0 2.8

Common Stock	All directors and executive
	officers as a group		4,856,620 8.2 7.9
Preferred Stock	All Preferred Shareholders
w/voting rights	that are officers or directors		1,751,005(4) 90.8 2.8
Common and All directors and executive
Preferred officers as a group 6,607,625		10.8
Voting Stock		10.8

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of March 15, 2012, are deemed outstanding for computing the percentage of the person holding options or warrants but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of 59,349,300 shares of common stock, 750,000 shares of Series B Preferred Stock, 177,904 shares of Series C Preferred Stock, and 1,751,005 shares of Series D Preferred Stock outstanding on March 15, 2012.

(2)	Includes 3,853,653 shares of common stock and 250,000 stock purchase warrants. Excludes 183,324 shares owned by Mr. Lawrence's sister, as to which Mr. Lawrence disclaims beneficial ownership.

(3)
Includes shares owned by Al W. Dugan and shares owned by companies owned and controlled by Al W. Dugan.  Excludes 183,333 shares owned by Lydia Dugan as to which Mr. Dugan disclaims beneficial ownership.

(4)	The outstanding Series C and Series D preferred shares carry voting rights equal to the same number of shares of common stock.

(5)
 The outstanding Series B preferred shares carry voting rights only if the Company is in default in the payment of declared dividends.  The Board of Directors has not declared any dividends as due and payable for the Series B preferred stock.

*            Applicable per cent is less than 1%

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings of forms 10K and 10Q. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the filing of our forms 10K and 10Q.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Daniel L. Parks
Daniel L. Parks
Chief Financial Officer